INTERDOM, CORP.

375 N. Stephanie St. - Suite 1411, Henderson, NV 89014-8909, tel.: (786) 262-9075

October 15, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  Kristina Aberg

Re: Interdom, Corp.

      Amendment No.2 to

      Registration Statement on Form S-1

      Filed on: September 13, 2010

      File No. 333-167084

Dear Ms. Aberg:

Further to your letter dated October 5, 2010, concerning the deficiencies in Amendment No. 2 to Registration Statement on Form S-1 filed on September 13, 2010, we provide the following responses:

Description of Business, page 19

Agreement with Florida Exclusive Realty, LLC, page 21

1. SEC Comment: Please tell us the name of the counterparty to this agreement (i.e. whether it is Florida Exclusive Realty, LLC or Exclusive Realty, LLC) and revise your disclosure to be consistent throughout.

Response: The name of the counterparty to this agreement is Florida Exclusive Realty, LLC. We revised our disclosure on page 21 and throughout the Amendment# 3 of our S-1 registration Statement.

Financial Statements, page 28

2. SEC Comment: Please file an amendment to your Form S-1 to include updated financial statements as of a date within 135 days of the filing of such amendment. See Rule 3-12 of Regulation S-X for reference.

Response: We included updated financial statements in the Amendment# 3 of our S-1 registration Statement.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Igor Rumiantsev

Igor Rumiantsev, President